EXHIBIT 99.1
SHOCKWAVE APPOINTS KEVIN BALLINGER TO BOARD OF DIRECTORS

Santa Clara, Calif. — May 17, 2023 — Shockwave Medical, Inc. (Nasdaq: SWAV), a pioneer in the development and commercialization of transformational technologies for the treatment of cardiovascular disease, announced today that Kevin Ballinger has joined its Board of Directors and will serve on Shockwave’s Nominating and ESG Committee and the Compensation Committee of the Board.

“I am excited to welcome Kevin to our Board of Directors,” said Ray Larkin, Chairman of Shockwave Board of Directors. “His background and depth of experience in executive leadership positions in the healthcare industry – and in interventional cardiology in particular – will be invaluable to Shockwave as we continue to grow IVL while at the same time expanding the population of patients we serve with our future technologies.”

Mr. Ballinger, who is a recognized leader in the healthcare industry with over 25 years of professional experience, has served since July 2020 as President of Aldevron, LLC (“Aldevron”), a privately held genomics company that was acquired by Danaher Corporation (“Danaher”) in August 2021. He also served as a member of Aldevron’s board of directors from July 2020 until the acquisition by Danaher. Prior to joining Aldevron, he spent 25 years at Boston Scientific Corporation (“Boston Scientific”), a publicly traded global company focused on a variety of interventional medical specialties. During his last nine years at Boston Scientific, Mr. Ballinger served as Executive Vice President and Global President of the Interventional Cardiology division. Mr. Ballinger has served on the board of directors of Silk Road Medical, Inc., a medical device company, since December 2020. Mr. Ballinger earned his B.S. in Mechanical Engineering from Michigan Technological University, and his M.B.A. from the University of Minnesota’s Carlson School of Management.
“Shockwave Medical is a true leader in the medical device industry and I am honored to join this incredible team as a member of the Board of Directors,” said Mr. Ballinger. “I have been so impressed by the extraordinary work that has been done by this group to help patients around the world with IVL as a life-changing solution. I look forward to helping to influence the continued future growth and success of Shockwave as we serve even more patients with both IVL and Shockwave’s compelling pipeline of products.”

About Shockwave Medical, Inc.
Shockwave Medical is a leader in the development and commercialization of innovative products that are transforming the treatment of cardiovascular disease. Its first-of-its-kind Intravascular Lithotripsy (IVL) technology has transformed the treatment of atherosclerotic cardiovascular disease by safely using sonic pressure waves to disrupt challenging calcified plaque, resulting in significantly improved patient outcomes. Shockwave has also recently acquired the Neovasc Reducer, which is under clinical investigation in the United States and is

CE Marked in the European Union and the United Kingdom. By redistributing blood flow within the heart, the Reducer is designed to provide relief to the millions of patients worldwide suffering from refractory angina. Learn more at www.shockwavemedical.com and www.neovasc.com.

Media Contact:
Scott Shadiow
+1.317.432.9210
sshadiow@shockwavemedical.com

Investor Contact:
Debbie Kaster
dkaster@shockwavemedical.com